Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

April 8, 2019

Via EDGAR

Karen Rossotto, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Senior Capital Ltd.

Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-223830) Filed April 8, 2019

Dear Ms. Rossotto:

On behalf of Solar Senior Capital Ltd. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s post-effective amendment no. 1 to registration statement on Form N-2 (File No. 333-223830), filed with the Commission on April 8, 2019 (“Amendment No. 1”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in Amendment No. 1 contains no material changes from the disclosure included in the Company’s pre-effective amendment no. 1 to registration statement on Form N-2 (File No. 333-223830) (“Registration Statement”), filed with the Commission on May 24, 2018 and declared effective on May 25, 2018, except for (i) revisions reflecting the material developments relating to the Company since the effective date of the Registration Statement and (ii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2018, together with disclosure relating thereto.

If you have any questions or additional comments concerning the foregoing, please contact Vlad M. Bulkin at (202) 383-0815, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Vlad M. Bulkin

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